Exhibit 99.1

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The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
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Global Ship Lease Announces CEO Transition

Thomas Lister to Become CEO; Ian Webber to Join Board of Directors

LONDON, December 7, 2023 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”), a leading independent owner of containerships, today announced that Ian Webber, its Chief Executive Officer, has chosen to retire from the CEO role he has held since the Company’s inception in 2007 and will join GSL’s Board of Directors, effective March 31, 2024, expanding the size of the Board to nine members. Thomas Lister, who also joined the Company in 2007 and has held a number of senior executive roles, has been appointed to succeed Mr. Webber as CEO, effective concurrently with Mr. Webber’s retirement.

Thomas Lister was part of the management team that took GSL public in August 2008, and has served as Chief Commercial Officer of the Company since then, having also served as Chief Financial Officer from 2017 – 2018 in the lead-up to GSL’s transformational combination with Poseidon Containers. Since 2019, Mr. Lister has also led GSL’s decarbonization initiatives. Prior to joining GSL, he worked in asset finance, banking, and liner shipping. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “Over the last 16 years as CEO of Global Ship Lease, Ian oversaw the Company’s listing on the NYSE in 2008, guided it safely through the most challenging period the containership industry has ever experienced, and was fully committed to ensuring that the transformative merger with Poseidon Containers in 2018 was a success. Global Ship Lease has become a larger, stronger, and more valuable company on his watch. As a colleague, a friend, and also as a shareholder of GSL, I want to thank Ian for all that he has done for the Company, and I look forward to continuing to benefit from his experience and guidance as a member of the Board of Directors. I am delighted that we can maintain continuity and GSL’s positive momentum as Tom Lister transitions into the CEO role. Tom not only knows the Company inside and out, but also has deep expertise across our industry, having started his career in liner shipping before moving into banking, asset finance, and ship leasing. He has led our strategic and commercial response to the growing pressures on the industry to decarbonize and is very well-qualified to take Global Ship Lease forward at this time of increasingly rapid change.”

Thomas Lister commented, “I feel very privileged to become CEO of Global Ship Lease and, having worked closely with Ian for 16 years, and with George, Tassos, and the rest of the team since 2018, I am confident that the transition will be a smooth one. The industry is at an inflection point, which will present both challenges to address and opportunities for the Company to embrace. With the support of our excellent teams at sea, on shore, and in the boardroom, this is an exciting time to be taking the reins at Global Ship Lease.”

For more information on Global Ship Lease, please visit www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at September 30, 2023, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As at September 30, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.81 billion. Contracted revenue was $2.23 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.